UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark

Singapore 408574, Lobby C

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information Contained in this Form 6-K Report

Submission of Matters to a Vote of Security Holders.

On July 13, 2026, Lion Group Holding Ltd. (the “Company”) held the Company’s 2026 Annual Meeting of Shareholders (the “Annual Meeting”). Six items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1. To elect the following persons as Class II Directors of the Company to continue to act in such capacity upon the expiry of their current term, pursuant to the Company’s Articles of Association.

Nominee	Share Class	For	Against	Abstain
Sze Hau Lee	A1	1,326,360,000	1,886,365,000	19,149,845,000
	B2	15,572,001,850,000	—	—

Chi Fai Choi	A1	1,067,692,500	2,145,032,500	19,149,845,000
	B2	15,572,001,850,000	—	—

Tak Wing Lo	A1	1,326,360,000	1,886,365,000	19,149,845,000
	B2	15,572,001,850,000	—	—

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to ten thousand votes per Share.

Proposal No. 2. To approve the adoption of the 2026 Employee Share Incentive Plan (the “2026 ESOP”), in the form attached to the proxy statement, and the issuance of securities pursuant to the terms of the 2026 ESOP is approved and that the directors of the Company from time to time be authorised to take such action as is required or desirable under the terms of the 2026 Employee Incentive Plan

Share Class	For	Against	Abstain
A1	1,193,402,500	1,778,887,500	19,390,280,000
B2	15,572,001,850,000	—	—

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

Proposal No. 3. Subject to all further requirements prescribed by sections 14A and 14B o f the Companies Act (Revised) of the Cayman Islands (the Companies Act) relating to a capital reduction supported by a solvency statement being complied with, with effect from the date on which such conditions are fulfilled, a reduction and reorganization of the share capital of the Company from US$20,000,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0001 each, comprising:

(a)	192,497,500,000,000 Class A ordinary shares of a par value of US$0.0001 each;

(b)	7,500,000,000,000 Class B ordinary shares of a par value of US$0.0001 each; and

(c)	2,500,000,000 preferred Shares of a par value of US$0.0001 each;

to US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising:

(a)	192,497,500,000,000 Class A ordinary shares of a par value of US$0.0000001 each;

(b)	7,500,000,000,000 Class B ordinary shares of a par value of US$0.0000001 each; and

(c)	2,500,000,000 preferred Shares of a par value of US$0.0000001 each;

(the “Share Capital Reduction and Reorganization”)

by implementing the following steps:

(i) the par value of each issued and outstanding Class A ordinary share of US$0.0001 par value each and Class B ordinary share of US$0.0001 par value each in the share capital of the Company be reduced to US$0.0000001 by cancelling US$0.0000999 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.0001 par value each and Class B ordinary shares of US$0.0001 par value each (the “Share Capital Reduction”);

(ii) the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iii) immediately following the Share Capital Reduction being effected, each authorised but unissued Class A ordinary share of US$0.0001 par value each be subdivided into 1,000 Class A ordinary shares of US$0.0000001 par value each; each authorised but unissued Class B ordinary share of US$0.0001 par value each be subdivided into 1,000 Class B ordinary shares of US$0.0000001 par value each, and each authorised but unissued preferred share of US$0.0001 par value each be subdivided into 1,000 preferred shares of US$0.0000001 par value each (the “Subdivision”); and

(iv) immediately following the Subdivision being effected, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of US$0.0000001 par value each, unissued Class B ordinary shares of US$0.0000001 par value each and unissued preferred shares of US$0.0000001 par value each that will result in the Company having authorised share capital of US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0000001 each (the “Cancellation”).

Share Class	For	Against	Abstain
A1	952,122,500	2,254,460,000	19,155,987,500
B2	15,572,001,850,000	—	—

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

Proposal No. 4. Subject to and immediately following the Share Capital Reduction and Reorganization, to approve that the seventh amended and restated memorandum of association and fifth amended and restated articles of association of the Company be amended to reflect the Share Capital Reduction and Reorganization, and that Section 6 of the seventh amended and restated memorandum of association be replaced with the following:

“The capital of the Company is US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0000001 each.”

Share Class	For	Against	Abstain
A1	934,410,000	2,265,315,000	19,162,845,000
B2	15,572,001,850,000	—	—

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

Proposal No. 5. To approve the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company (the “Class B Ordinary Shares”) from ten thousand (10,000) votes per Class B Ordinary Share to one hundred thousand (100,000) votes per Class B Ordinary Share (the “Increase of Voting Rights of Class B Ordinary Shares”), and for the Increase of Voting Rights of Class B Ordinary Shares to be reflected in the amended and restated memorandum of association and amended and restated articles of association of the Company.

Share Class	For	Against	Abstain
A1	710,322,500	1,930,402,500	19,721,845,000
B2	15,572,001,850,000	—	—

Proposal No. 6. To approve that the chairman of the annual general meeting be directed to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1-5.

Share Class	For	Against	Abstain
A1	16,869,257,500	5,486,780,000	6,532,500
B2	15,572,001,850,000	—	—

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

As stated above, the shareholders have approved by a special resolution the amendments to Section 6 of the seventh mended and restated memorandum of association of the Company with respect to a decrease of authorized shares. The Eight Amended and Restated Memorandum of Association was filed by the Company with the Cayman Islands Companies Registry to reflect the decrease of authorized shares.

A copy of the Eighth Amended and Restated Memorandum of Association is attached to this report on Form 6-K as Exhibit 99.1.

Exhibit No.	Description
99.1	Eight Amended and Restated Memorandum of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2026	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

4